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FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October, 2003

Commission File Number: 0-31100

RIMFIRE MINERALS CORPORATION
700-700 West Pender Street Vancouver BC Canada V6C 1G8

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F

☑

Form 40-F

☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

☐

No

☑

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-

BC FORM  51-901F

Quarterly Report

Incorporated as part of Schedule A

ISSUER DETAILS:

Name of Issuer – Rimfire Minerals Corporation

Issuer Address – 700 – 700 West Pender Street, Vancouver, BC V6C 1G8

Issuer Telephone Number - (604) 669-6660

Issuer Website – www.rimfireminerals.com

Contact Person – David Caulfield

Contact Position – President

Contact Telephone Number – (604) 669-6660

Contact Email Address – davidc@rimfire.bc.ca

For Quarter Ended – October 31, 2003

Date of Report – December 11, 2003

CERTIFICATE

The schedule(s) required to complete this quarterly report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this quarterly will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of Schedule A and Schedules B & C.

Name of Director  David Caulfield

Sign(Typed) “David Caulfield”

Date Signed:  December 11, 2003

Name of Director  Henry Awmack

Sign(Typed) “Henry Awmack”

Date Signed:  December 11, 2003

RIMFIRE MINERALS CORPORATION

Consolidated Financial Statements

Nine months ended October 31, 2003

(unaudited – prepared by management)

RIMFIRE MINERALS CORPORATION

Consolidated Statements of Loss and Deficit
Nine months ended October 31
(Expressed in Canadian Dollars)
(Unaudited – prepared by management)

	2003	2002	2003	2002
	3 months	3 months	9 months	9 months
Mineral Property Interests
Revenue
Option Proceeds	$36,000	$ 2,000	$130,000	$ 99,678
Expenses
Acquisition costs	34,676	68,064	78,673	130,702
Exploration expenditures	71,362	63,828	228,981	164,304
Exploration tax credits	--	(9,188)	--	(12,530)
	106,038	122,704	307,654	282,476

Other
Revenue
Interest	5,467	3,951	22,296	5,140
Project management fees	17,614	9,733	27,506	14,724
	23,081	13,684	49,802	19,864

Expenses
Accounting and legal	1,574	193	1,535	22,107
Depreciation	1,809	1,495	4,645	3,736
Foreign exchange loss (gain)	716	--	24,347	45
Investor services and trade shows	13,532	13,245	77,572	44,311
Management services	20,974	12,197	51,287	44,099
Non employee option compensation	192	--	1,472	--
Office	6,347	4,673	31,590	24,928
Rent	9,535	8,476	27,254	25,364
Salaries and support services	31,982	16,846	73,096	50,177
Telephone and fax	801	507	2,253	1,952
Travel and entertainment	9,752	9,244	26,601	16,557
	97,214	66,876	321,652	233,276

Loss Before Write Down	144,171	173,896	449,504	396,210

Write Down of Marketable Securities	(18,000)	22,000	--	22,000

Net Loss	126,171	195,896	449,504	418,210

Deficit, Beginning of Period	$3,167,565	$2,569,483	$2,844,232	$2,347,169

Deficit, End of Period	$3,293,736	2,765,379	$3,293,736	$2,765,379

Loss Per Share	$ 0.01	$ 0.02	$ 0.03	$ 0.04

RIMFIRE MINERALS CORPORATION

Consolidated Balance Sheets
October 31
(Expressed in Canadian Dollars)
(Unaudited – prepared by management)

				Year End
		2003	2002	Jan. 31
ASSETS				2003
Current
Cash		$1,071,689	$1,002,060	$916,042
Marketable securities		92,900	43,000	40,900
Accounts receivable		34,339	32,247	121,055
Prepaid expenses		1,930	11,669	10,285
		1,200,858	1,088,976	1,088,282

Office and Computer Equipment,
less accumulated depreciation of $26,616 (2002 - $20,079)		18,898	18,131	18,075
Project Deposits (Note 3)		20,200	25,500	13,100
Deferred Compensation Expense (Note 4)		--	10,880	10,240
Mineral Property Interests (Note 5)		--	--	--

		$1,239,956	$1,143,487	$1,129,697

LIABILITIES
Current
Accounts payable and accruals		$12,808	$462	$22,604
Payable to related party (Note 7)		78,040	(235)	24,059
		90,848	227

Deferred Compensation		--	10,880	10,240

		90,848	11,107	56,903

SHAREHOLDERS’ EQUITY
Share Capital (Note 6)		4,442,844	3,895,839	3,914,466
Non Employee Option Compensation (Note 4)		--	1,920	2,560
Deficit		(3,293,736)	(2,765,379)	(2,844,232)
		1,149,108	1,132,380	1,072,794

		$1,239,956	$1,143,487	$1,129,697

APPROVED BY THE BOARD

“David A. Caulfield”	Director

“Henry J. Awmack”	Director

RIMFIRE MINERALS CORPORATION

Consolidated Statement of Cash Flows
Nine months ended October 31
(Expressed in Canadian Dollars)
(Unaudited – prepared by management)

	2003	2002	2003	2002
	3 months	3 months	9 months	9 months
Cash Flows Used for Operating Activities
Other
Cash paid to suppliers and employees	$ (8,934)	$ (31,779)	$(213,753)	$(250,705)
Repayment of advances from related party	627	(67,525)	53,981	(32,158)
Revenue received	5,935	13,684	32,668	19,864
Mineral property interest costs
Acquisition costs	(34,676)	(6,814)	(69,923)	(60,677)
Exploration costs	(137,048)	(63,828)	(228,354)	(164,304)
Mineral property interest option proceeds	--	2,000	78,000	67,678

	(174,096)	(154,262)	(347,381)	(420,302)

Cash Flows Used for Investing Activities
Project deposits	(7,100)	(3,500)	(7,100)	(25,500)
Purchase of office/computer equipment	(1,044)	(3,180)	(5,468)	(4,572)

	(8,144)	(6,680)	(12,568)	(30,072)

Cash Flows From Financing Activities
Common shares issued for cash	7,000	--	516,500	1,129,583
Share issue costs	(70)	(190)	(904)	(51,717)

	6,930	(190)	515,596	1,077,866

Increase (Decrease) in Cash	(175,310)	(161,132)	155,647	627,492
Cash, Beginning of Period	1,246,999	1,163,192	916,042	374,568

Cash, End of Period	$1,071,689	$1,002,060	$1,071,689	$1,002,060

Supplemental Information on Non-Cash Transactions
Mineral property interest acquisition costs	$ --	$(61,250)	$ (8,750)	$(70,000)
Shares issued for acquisition of
mineral property interests	--	61,250	8,750	70,000
Marketable securities received	(36,000)	--	(52,000)	(32,000)
Mineral property interest option proceeds	36,000	--	52,000	32,000
Write down of marketable securities	(18,000)	--	--	--
Reduction in carrying value of marketable
securities	18,000	--	--	--
Deferred compensation	(192)	(640)	(1,472)	(1,920)
Stock option to non-employee	192	640	1,472	1,920

RIMFIRE MINERALS CORPORATION

Consolidated Statement of Changes in Shareholders’ Equity
Nine months ended October 31
(Expressed in Canadian Dollars)
(Unaudited – prepared by management)

	2003	2002	2003	2002
	3 months	3 months	9 months	9 months
Common Shares (Note 6) (net of share issue costs)
Opening balance	$4,431,882	$3,834,779	$3,914,466	$2,747,973
Private placement	--	--	--	391,523
Private placement (flow-through)	--	--	--	100,131
Share-purchase warrants	--	--	508,729	580,152
Employee stock options	10,962	--	10,962	6,250
Issued for mineral properties	--	61,060	8,687	69,810

Closing balance	4,442,844	3,895,839	4,442,844	3,895,839

Retained Earnings
Opening balance	(3,167,565)	(2,569,483)	(2,844,232)	(2,347,169)
Current	(126,171)	(195,896)	(449,504)	(418,210)

Closing balance	(3,293,736)	(2,765,379)	(3,293,736)	(2,765,379)

Non-Employee Option Compensation
Opening balance	3,840	1,280	2,560	--
Current	(3,840)	640	(2,560)	1,920

Closing balance	--	1,920	--	1,920

Shareholders’ Equity	$1,149,108	$1,132,380	$1,149,108	$1,132,380

RIMFIRE MINERALS CORPORATION
Consolidated Statement of Mineral Property Expenditures
Nine months ended October 31
(Expressed in Canadian Dollars)
(Unaudited – prepared by management)

	Option Proceeds	Acquisition Costs	Exploration Costs	Tax Credits

Adam	$ --	$ -	$ 7,743	$ --
Goodpaster, Alaska	--	31,003	30,182	--
Fer	--	--	--	--
RDN	--	--	4,330	--
Simpson	--	540	31,802	--
Thorn	(41,000)	30,957	17,593	--
Tide	(39,000)	1,631	776	--
William’s Gold	(50,000)	12,500	3,530	--
Other*	--	2,042	133,025	--

Total	$ (130,000)	$ 78,673	$ 228,981	$ --

Cumulative Net Mineral Property Costs since Inception

		Balance	Current	Balance
		January 31, 2003	Expenditures	October 31, 2003

Adam		$ 52,493	$ 7,743	$ 60,236
Goodpaster, Alaska		12,216	61,185	73,401
Fer		92,218	--	92,218
RDN		798,180	4,330	802,510
Simpson		27,911	32,342	60,253
Thorn		321,741	7,550	329,291
Tide		35,831	(36,593)	(762)
William’s Gold		177,406	(33,970)	143,436
Other *		--	135,066	135,066

Total		$ 1,517,996	$ 177,653	$ 1,695,649

* Other includes property examinations, generative projects, and Yukon Mining Incentives Program exploration initiatives that are not associated with specific mineral property interests.

1.

SIGNIFICANT ACCOUNTING POLICIES

These interim financial statements do not contain all the information required for annual financial statements and should be read in conjunction with the most recent annual financial statements of the Company. These statements have been prepared in accordance with accounting principles generally accepted in Canada, which conform in all material respects with accounting principles generally accepted in the United States of America, except as described in Note 9 to the consolidated interim financial statements and which include the following significant policies:

Operations and Basis of Consolidation

The company was incorporated on May 7, 1991 as Bull Pine Explorations Ltd. and commenced mineral exploration operations in 1991. The company changed its name to Rimfire Minerals Corporation on November 4, 1997. The company’s wholly-owned subsidiary company, Rimfire Alaska, Ltd., which was incorporated on August 19, 1998, conducts exploration of mineral properties located in the United States of America.

These consolidated financial statements include the accounts of the company and its wholly-owned United States subsidiary, Rimfire Alaska, Ltd.

Marketable Securities

Marketable securities are recorded at cost and are written down to market value when declines in value are significant and permanent.

Office and Computer Equipment

Office and computer equipment is recorded at cost. Depreciation is recorded at annual rates considered adequate to amortize the cost of the assets over their estimated useful lives as follows:

Computer software	100%
Computer equipment	30%
Office equipment and furniture	20%

Mineral Property Interests

The company’s mineral property interests are composed of mineral properties owned by the company and rights to ownership of mineral properties, which the company can earn through cash or share payments, incurring exploration expenditures and combinations thereof. The company’s property ownership and rights to property ownership are described in Note 5.

The company accounts for its mineral property interests whereby all acquisition and exploration costs are charged to expense as incurred and all property sales and option proceeds received are credited to income. When the existence of a mineral reserve on a property has been established, future acquisition, exploration and development costs will be capitalized for that property. After commercial production on the property commences, the net capitalized costs will be charged to future operations using the unit of production method based on estimated recoverable reserves on the property.

Share-Based Compensation

No compensation expense is recognized when shares or options to purchase shares are issued to employees or directors. Where shares or options to purchase shares are issued to non-employees in return for goods or services, the fair value of those options issued are recognized as an expense in the period in which the goods or services are received. The consideration received on the exercise of share options is credited to share capital.

Income Taxes

The company follows the liability method of accounting for income taxes. Using this method, income tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between the amounts reported in the financial statements of the company and their respective tax bases, using enacted income tax rates. The effect of a change in income tax rates on future tax liabilities and assets is recognized in income in the period in which the change occurs. A future income tax asset is recorded when the probability of the realization is more likely than not.

Foreign Currency Translation

Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at the rate of exchange prevailing at the balance sheet date. Non-monetary assets and liabilities are translated using historical rates. Revenue and expense items are translated at exchange rates prevailing at the time of the transaction. Foreign exchange gains and losses are included in the determination of income.

Exploration Tax Credits

The company will receive refundable exploration tax credits from the Province of British Columbia equal to 20% of qualifying exploration expenditures incurred on properties located in British Columbia. The company records these exploration tax credits as receivable as it incurs the related exploration expenditures. Flow-through mining expenditures will first be applied against any outstanding renounced expenditure then used to calculate exploration tax credits.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions about future events that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from these estimates.

2.

MARKETABLE SECURITIES

	2003	2002

Blackstone Ventures Inc. – 20,000 shares	$ 6,000	$ 6,000
Cangold Limited – 150,000 shares (100,000 – 2002)	48,000	32,000
Hyder Gold Inc. – 150,000 shares	18,000	18,000
Plutonic Capital Inc. – 50,000 shares	11,000	--
Stikine Gold Corporation – 100,000 shares	25,000	--
Western Keltic Mines Inc. – 200,000 shares	52,000	52,000

	160,000	108,000
Less write-down to estimated market value	(67,100)	(65,000)

	$ 92,900	$ 43,000

3.

PROJECT DEPOSITS

Project deposits represent term deposits in favour of regulatory authorities held as site restoration deposits. During 2002 a reclamation bond in the amount of $3,500 was deposited for the Tide property for a planned exploration program and a reclamation bond in the amount of $9,600 was deposited for the Thorn property. The Thorn bond was increased during the current quarter by $7,100 for the planned drill program, for a total of $16,700. The Tide program was postponed, however this bond remains in place for exploration next year.

4.

DEFERRED COMPENSATION EXPENSE

The Company granted an officer who is not an employee an option, expiring on February 22, 2007, to purchase 20,000 shares at $0.35 per share. The fair value of this option was calculated using the Black-Scholes option pricing model, with the following assumptions, for the purpose of determining the compensation expense which was recognized on a straight line basis over the term of the option, prior to exercise on August 27, 2003:

Volatility	213%
Risk-free interest rate	3.38%
Expected life	5 years

5.

MINERAL PROPERTY INTERESTS

Expenditures on mineral property interests during the nine months ended October 31 were:

	2003	2002

Acquisition Costs	$ 78,673	$ 130,702

Exploration Costs
Aircraft and helicopter	32,258	39,601
Camp and support	11,120	11,236
Chemical analysis	18,312	6,219
Drafting	5,314	2,315
Equipment rentals	4,186	--
Freight	722	1,562
Materials and supplies	8,581	960
Maps and reproduction	3,573	4,330
Professional fees	100,750	71,299
Project management	18,196	17,083
Recording and filing fees	14,587	--
Travel	11,382	9,699
	228,981	164,304

Exploration tax credits/grants	--	(12,530)
	228,981	151,774

Option Proceeds	(130,000)	(99,678)

Cumulative Net Expenditures, Beginning of Period	1,676,301	1,493,984

Cumulative Net Expenditures, End of Period	$ 1,853,955	$ 1,676,782

The analysis of these expenditures by property or interest is reported in the Statements of Mineral Property Expenditures.

The company’s mineral property interest commitments are:

RDN Claims, British Columbia

On October 31, 1997, the company acquired a one-third interest in the RDN mineral claims from Equity Engineering Ltd. (Note 7) for a price of $150,000. The company also acquired the remaining two-thirds interest in the RDN mineral claims, subject to a 1.34% net smelter return royalty, by completing the exploration expenditure and share issue requirements in an option agreement dated October 31, 1997, as amended on October 8, 1998. The company may purchase one-half of the net smelter royalty for $666,666.

On April 23, 2002, the company signed a Mining Joint Venture Agreement with Homestake Canada Inc. (“Homestake”), which provided that Homestake can earn a 75% interest in the property on completion of the following:

Incur exploration expenditures of

•

not less than $300,000 during 2002 (completed)

•

not less than an aggregate of $1,500,000 on or before December 31, 2005

Cash payments of:

•

$25,000 upon execution of the agreement (received)

•

$25,000 on or before December 31, 2002 (received)

•

$25,000 on or before December 31, 2003 and of each year thereafter until Homestake has earned the 75% interest

After Homestake has earned the 75% interest, but prior to a positive decision to mine, it will continue to incur exploration expenditures of at least $500,000 per year or make payments to the Company of $50,000 per year. The Company will not be obligated to contribute to exploration expenditures prior to a positive decision to mine.

Thorn Property, British Columbia

On March 1, 2000 the company entered into an agreement with Kohima Pacific Gold Corp. (“Kohima”) to earn a 100% interest in the Thorn mineral property, subject to a 3.5% net smelter return. The company will earn its interest on completion of the following:

Cash payments of:

•

$15,000 upon signing (paid)

•

$15,000 on December 1, 2000 (paid)

•

$10,000 on March 1, 2001 (paid)

•

$15,000 on March 1, 2002 (paid)

•

$25,000 on March 1, 2003(paid)

•

$50,000 on March 1, 2004

•

$100,000 on March 1, 2005

Exploration expenditures of $50,000 by March 1, 2001 (completed)

Share issues of:

•

50,000 common shares upon signing (issued)

•

50,000 common shares on March 1, 2001 (issued)

•

25,000 common shares on December 1, 2001 (issued)

•

25,000 common shares on March 1, 2002 (issued)

•

25,000 common shares on December 1, 2002 (issued)

•

25,000 common shares on March 1, 2003(issued)

The company will issue an additional 200,000 shares upon commencement of commercial production from the property. The company can purchase 2% of Kohima’s underlying net smelter return for $3,000,000.

On March 1, 2002, the company granted Cangold Limited (“Cangold”), formerly called First Au Strategies, an option to earn a 51% interest in the Thorn property on completion of the following:

Exploration expenditures of at least

•

$300,000 on or before March 1, 2003 (completed)

•

an aggregate of $700,000 on or before March 1, 2004

•

an additional $500,000 on or before March 1, 2005

Cash payments of:

•

$15,000 on regulatory approval of the agreement (received)

•

$25,000 on or before March 1, 2003 (received)

•

$50,000 on or before March 1, 2004

•

$100,000 on or before March 1, 2005

Issuing to the Company

•

100,000 common shares on regulatory approval (received)

•

50,000 common shares on or before March 1, 2003 (received)

•

50,000 common shares of Cangold on or before March 1, 2004

•

50,000 common shares of Cangold on or before March 1, 2005

The Company and Cangold will enter into a formal joint venture agreement for further development of the property after Cangold has earned the 51% interest.

William’s Gold Property, British Columbia

This property was formerly known as the “Bill Property”. On May 17, 2001 the company entered into an option to earn a 100% interest in the property, subject to a 2.5% net smelter return. On June 25, 2002, the Company subsequently acquired half of the interest and the net smelter return in the William’s Gold Property pursuant to another agreement by issuing 75,000 common shares. The Company will earn the remaining 50% interest on completion of the following:

Cash payments of:

•

$10,000 upon signing (paid)

•

$15,000 on May 1, 2002 (paid)

•

$12,500 on May 1, 2003 (paid)

•

$20,000 on May 1, 2004

Share issues of:

•

25,000 common shares upon signing (issued)

•

25,000 common shares on December 31, 2001 (issued)

•

25,000 common shares on December 31, 2002 (issued)

•

25,000 common shares on December 31, 2003

•

25,000 common shares on December 31, 2004

The Company will issue an additional 50,000 common shares upon commencement of commercial production from the property. The company can purchase 0.75% of the net smelter return for $1,000,000.

On December 18, 2002, the company granted Stikine Gold Corporation (“Stikine”) an option to earn a 70% interest in the property on completion of the following:

Incur expenditures of at least:

•

$125,000 on or before December 31, 2002 (completed)

•

an additional $300,000 on or before December 31, 2003

•

an additional $350,000 on or before December 31, 2004

•

an additional $725,000 on or before December 31, 2005

Issue to the company:

•

100,000 common shares on or before August 31, 2003
(as amended March 26, 2003– received)

•

50,000 common shares on or before June 15, 2004

•

$50,000 or the equivalent in common shares on or before June 15, 2005

•

$50,000 or the equivalent in common shares on or before June 15, 2006

Cash payments of:

•

$10,000 upon signing of the agreement (received)

•

$25,000 on or before May 1, 2003 (received)

•

$40,000 on or before May 1, 2004

Once Stikine earns a 70% interest in the property, it will spend $500,000 annually on exploration or engineering expenditures on the property or make a cash payment of $50,000 (or issue an equivalent number of shares) to the Company.

Tide Property, British Columbia

On October 10, 2001 the company purchased the Tide mineral property from Newmont Canada Limited for $10 and an agreement to give Newmont Canada Limited a three year right of first refusal to re-acquire the property if the company decides to assign, transfer for dispose of its interest to a third party, and a 1.5% net smelter royalty in the event the property becomes commercially feasible to mine.

On October 28, 2002, the company granted Plutonic Capital Inc. (“Plutonic”) an option to earn a 51% interest in the property on completion of the following:

Cash payments of:

•

$2,000 upon signing of the agreement (received)

•

$13,000 upon regulatory approval (received)

•

$15,000 on or before July 24, 2003 (received)

•

$25,000 on or before July 24, 2004

•

$35,000 on or before July 24, 2005

•

$40,000 on or before July 24, 2006

Issue to the company or pay, at the election of Plutonic,:

•

50,000 common shares or $20,000 on or before August 15, 2003
(as amended July 25, 2003 -received)

•

50,000 common shares or $35,000 on or before July 24, 2004

•

50,000 common shares or $60,000 on or before July 24, 2005

•

50,000 common shares or $85,000 on or before July 24, 2006

Incur expenditures of at least:

•

$185,000 on or before June 30, 2004 (as amended October 20, 2003 – subject to regulatory approval)

•

an additional $250,000 on or before September 15, 2004 (as amended October 20, 2003 – subject to regulatory approval)

•

an additional $400,000 on or before July 24, 2005

•

an additional $600,000 on or before July 24, 2006

Newmont has waived their right of first refusal on this transaction.

In consideration of the second extension, within 10 days of regulatory approval Plutonic will issue an additional 100,000 common shares to the company and deposit $185,000 in trust with the company for the sole and express purpose of financing exploration expenditures on the property. The company will be operator for the exploration program to be completed on or before June 30, 2004.

Adam Property, British Columbia

In April 2002 the Company acquired the Adam Property by staking 3 claims comprising 60 units. The company conducted a sampling and mapping program during August 2002 to fulfill the assessment work requirement to keep these claims in good standing after April 2003.

FER Claims, Yukon

Under an agreement with Boliden Limited (“Boliden”) dated October 1, 1998, as amended October 28, 1999 and October 11, 2000, the company can earn up to an 85% interest in the FER claims. The company has earned a 51% interest in the claims and can elect to earn an additional 34% interest, for an aggregate 85% undivided interest, as follows:

•

Incurring cumulative exploration expenditures of $200,000 by December 31, 2003 to earn a 60% interest

•

Incurring cumulative exploration expenditures of $1,000,000 by December 31, 2005 to earn an 80% interest

•

Incurring cumulative exploration expenditures of $1,500,000 by December 31, 2006 to earn an 85% interest

•

Paying Boliden $50,000 in cash or the equivalent value in common shares of the company on earning the 85% interest

After the company earns the 85% interest, the company and Boliden will enter into a joint venture for the further development of the claims. If either party’s interest subsequently decreases to below 7.5%, that party’s interest will be automatically converted to a net smelter royalty return interest of 2%.

Simpson Claims, Yukon

In January and April 2003 the Company acquired the Simpson Property by staking 38 claims in Watson Lake Mining District. There are no additional costs associated with maintaining these claims in good standing until January 2005. Four additional claims, comprising the Simpson Extension, were staked in August 2003.

ER-Ogo-Fire claims, Alaska

Pursuant to the terms of an agreement dated August 30, 2001 with Engineer Mining Corp., the company, through Rimfire Alaska, Ltd., acquired a 100% interest in the ER property.

On January 30, 2002 the company, through Rimfire Alaska, Ltd., signed an exploration, development and mine operating agreement with AngloGold (U.S.A) Exploration Inc. (“AngloGold”) whereby AngloGold can earn a 50% interest in the ER-Ogo-Fire property on completion of the following:

Exploration expenditures of :

•

no less than minimum state claim assessment requirements plus claim fees required in 2002 on or before January 30, 2003 (completed)

•

an additional $50,000 USD by January 30, 2004 (completed)

•

an additional $75,000 USD by January 30, 2005(completed), and

•

the difference between all earn-in exploration expenses and $400,000 USD in total by January 30, 2006(completed)

Cash payments of:

•

$5,000 USD upon signing (received)

•

$5,000 USD on January 30, 2003 (received)

•

$15,000 USD on January 30, 2004

•

$25,000 USD on January 30, 2005

•

$50,000 USD on January 30, 2006

AngloGold has elected to increase its interest in the property to 70% by incurring an additional $500,000 USD in exploration expenditures.

Eagle Claims, Alaska

On January 30, 2002 the company, through Rimfire Alaska, Ltd., signed an exploration, development and mine operating agreement with AngloGold (U.S.A) Exploration Inc. (“AngloGold”) whereby AngloGold can earn a 50% interest in the Eagle property on completion of the following:

Exploration expenditures of :

•

no less than minimum state claim assessment requirements plus claim fees required in 2002 on or before January 30, 2003 (completed)

•

an additional $50,000 USD by January 30, 2004 (completed)

•

an additional $75,000 USD by January 30, 2005, and

•

the difference between all earn-in exploration expenses and $400,000 USD in total by January 30, 2006

Cash payments of:

•

$5,000 USD upon signing (received)

•

$5,000 USD on January 30, 2003 (received)

•

$15,000 USD on January 30, 2004

•

$25,000 USD on January 30, 2005

•

$50,000 USD on January 30, 2006

AngloGold may increase its interest in the property to 70% by incurring an additional $500,000 USD in exploration expenditures.

California and Surf claims, Alaska

On August 1, 2003, the Company, through Rimfire Alaska, Ltd., signed a purchase agreement with Western Keltic Mines Inc, to acquire a 100% interest in these properties, subject to a net smelter return. Previously the company held a 30% joint venture interest in these properties. The joint venture partner, Western Keltic Mines Inc., exercised an option to increase its interest from 50% to 70% by issuing 100,000 shares to the company and incurring exploration expenditures of $500,000 on or before December 31, 1999 and a further $500,000 on or before December 31, 2000.

The company also granted Western Keltic Mines Inc. a second option to increase its interest from 70% to 80%, which it has now relinquished.

Scot, Jazz and Sand claims, Alaska

In August 2003, the Company staked 79 claims in the Goodpaster District of Alaska, adjacent to current projects. Recording fees have already been paid but the claim rental to keep these claims in good standing will be paid subsequent to the end of the quarter.

Targeted Exploration Initiative

Subsequent to the end of the quarter, the Company signed an agreement with Newmont Canada Limited (“Newmont”) to focus on grass-roots exploration within a defined area in the Western Canada. Phase one costs will be shared equally between the Company and Newmont, of which the Company’s portion will be a maximum of $20,000.

6.

SHARE CAPITAL

Authorized

  100,000,000 common shares without par value

Issued and fully paid	2003		2002
	Number of		Number of
	Shares	Amount	Shares	Amount
January 31	12,334,621	3,914,466	9,453,288	$2,747,973
Issued for cash
Common shares, net of share issue costs of $904 (‘03), 51,527 (’02)	1,231,000	519,628	2,706,333	1,078,056
Issued for mineral properties	25,000	8,750	125,000	69,810
October 31	13,590,621	$ 4,442,844	12,284,621	$ 3,895,839

The following options and warrants to purchase shares were outstanding as at October 31, 2003:

	Number of	Issue Price
Description	Shares	Per Share	Expiry Dates

Directors’ options	600,000	$0.25	March 2, 2006
	75,000	$0.60	January 15, 2008
Employee’s options	100,000	$0.25	March 2, 2006
	50,000	$0.60	January 9, 2005
Share purchase warrants	1,100,000	$0.45	April 15, 2004

The following outlines the impact if compensation costs, related to the granting of stock options to employees, was determined under the fair value based method of accounting for awards granted on or after January 1, 2002.

	3 months ended October 31, 2003	9 months ended October 31, 2003
Net Loss as reported	126,171	449,504
Pro forma	132,880	469,630
Net Loss per share	0.01	0.04

The fair value of these options was calculated using the Black-Scholes option pricing model, with the following assumptions, for the purpose of determining the pro forma compensation expense:

Expiry Date	Jan. 9, 2005	Jan. 15, 2008
Volatility	363%	291%
Risk-free interest rate	2.82%	2.82%
Expected life	2 years	5 years

7.

RELATED PARTY

The company’s mineral property evaluation and exploration projects are managed by Equity Engineering Ltd., a company indirectly owned and operated by officers and significant shareholders of the company.  Balances payable to Equity Engineering Ltd. for fees and reimbursement of costs incurred on behalf of the company have been separately disclosed as “Payable to Related Party”. Fees charged to the company by Equity Engineering Ltd. are on the same basis as those charged by that company to unrelated third parties.

During the quarter ended October 31, 2003, the company paid Equity $296,296 for geological consulting services and $32,923 for providing general corporate and administrative services. General corporate and administrative services provided by Equity during the period consisted of the following: $352 - investor services; $15,042 - management services; $1,145 - office; $9,535 - rent; and $6,849- support services. It is anticipated that Equity will continue to provide geological consulting and administrative support services to the company from time to time, and Equity will be remunerated for such services at standard commercial rates.

8.

FINANCIAL INSTRUMENTS

The carrying values of cash, marketable securities, accounts receivable and accounts payable on the balance sheet approximate their fair values.

9.

DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). Accounting principles under Canadian GAAP which differ in certain respects from United States generally accepted accounting principles (“U.S. GAAP”) are:

(a)

Stock-based compensation

The Financial Accounting Standards Board in the U.S. has issued Statement of Financial Accounting Standards No. 123 “Accounting for Stock-Based Compensation”. As permitted by the statement, the company has elected to continue measuring stock-based compensation costs for employees using the intrinsic value based method of accounting.

Under the intrinsic value method, compensation cost is the excess, if any, of the quoted market value of the stock at grant date over the amount an employee or director must pay to acquire the stock. As the exercise prices of options granted by the company to employees and directors approximate market value at the grant date, the company has determined that this accounting policy does not result in a Canadian/U.S. GAAP difference.

(a)

Flow-through shares

The Financial Accounting Standards Board has also issued Statement of Financial Accounting Standards No. 109 “Accounting for Income Taxes”.  This statement requires the proceeds from shares issued pursuant to a flow-through offering to be allocated between the offering of shares and the sale of tax benefits, such as the renunciation of exploration expenditures to shareholders.  The sale of tax benefits is to be recorded as a deferred tax liability until the related asset is amortized or sold.  Under Canadian GAAP, this difference is recorded as a cost of issuing the shares.

(b)

Earnings per share

The weighted average number of shares outstanding used in the calculation of earnings per share under Canadian GAAP includes shares held in escrow.  These shares are excluded in the calculation under U.S. GAAP.

(d) Reconciliation

The effect of the differences between Canadian GAAP and U.S. GAAP on the consolidated financial statements is summarized as follows:

  (i)  Shareholders’ Equity

	October 31 2003	October 31 2002	January 31 2003
Shareholders’ equity under Canadian GAAP	$ 1,149,108	$1,132,380	$ 1,072,794
Deduct deferred income tax liability	(80,125)	(62,425)	(80,125)

Shareholders’ equity under U.S. GAAP	$ 1,068,983	$ 1,069,955	$ 992,669

(ii) Loss Per Share	3 months		9 months
	ended October 31		ended October 31
	2003	2002	2003	2002
Weighted average number of shares under Canadian GAAP	13,584,751	12,252,556	13,213,266	11,168,154
Escrow shares	209,865	397,365	209,865	397,365
Under U.S. GAAP	13,374,886	11,855,191	13,003,401	10,770,789
Loss Per Share under U.S. GAAP	$ 0.01	$ 0.01	$ 0.03	$ 0.04

10.

ENVIRONMENTAL

The company’s mining and exploration activities are subject to various federal, provincial and state laws and regulations governing the protection of the environment. These laws and regulations are continually changing and generally becoming more restrictive. The company conducts its operations so as to protect public health and the environment and believes its operations are materially in compliance with all applicable laws and regulations. The company has made, and expects to make in the future, expenditures to comply with such laws and regulations. The ultimate amount of reclamation and other future site restoration costs to be incurred for existing mining interests is uncertain.

RIMFIRE MINERALS CORPORATION

Report to Shareholders

October 31, 2003

(Unaudited – prepared by management)

1.

EXPLORATION EXPENSES

Exploration expenditures during the three months ended October 31, 2003:
(year to date figures also in Note 5 to Schedule A)

2003
Acquisition Costs	$ 34,676

Exploration Costs
Aircraft and helicopter	10,836
Camp and support	2,842
Chemical analysis	2,127
Drafting	824
Equipment rentals	1,844
Freight	166
Materials and supplies	183
Maps and reproduction	222
Professional fees	27,442
Project management	6,853
Recording and filing fees	12,007
Travel	6,016
71,362
Exploration tax credits/grants	--
71,362

Option Proceeds	(36,000)

GENERAL AND ADMINISTRATIVE EXPENSES

  during the three months ended October 31, 2003:

Accounting and legal	1,574
Depreciation	1,809
Foreign exchange loss (gain)	716
Investor services and trade shows	13,532
Management services	20,974
Non employee option compensation	192
Office	6,347
Rent	9,535
Salaries and support services	31,982
Telephone and fax	801
Travel and entertainment	9,752
97,214

3(a)	Securities Issued During Three Months Ended October 31, 2003

Date	Type	Number	Price	Proceeds	Consideration
August 27, 2003	Common	20,000	$0.35	$ 11,032	Cash and Services

	Total	20,000		11,032

3(b)	Options granted during three months ended October 31, 2003

Date	Optionee	Number	Price	Expiry Date
Nil

5	Directors
David Caulfield
Henry Awmack
Bipin Ghelani
Jack Miller
Gary Paulson

Officers
David Caulfield, President
Mark Baknes, Vice President, Exploration
Dorothy Miller, Chief Financial Officer
Ian Talbot, Corporate Secretary

2003 Exploration Overview

Since the end of the second quarter, surface work programs have continued on the RDN, ER-Ogo-Fire, Eagle, William’s Gold and Yukon YMIP properties, and a diamond drilling program was initiated at the Thorn. Subsequent to the end of the quarter, Rimfire announced the formation of a “Strategic Alliance” with Newmont Mining Corporation to explore for gold in a specific area of western Canada. This is an important partnership where both Newmont and Rimfire will provide complementary exploration skill sets and expertise to define gold exploration targets. Additionally, Rimfire signed an agreement with Western Pacific Gold Inc. where Rimfire will assist Western Pacific, for a three year term, in acquiring exploration targets in a defined area in British Columbia for share issuances of Western Pacific and a NSR royalty.

AngloGold (U.S.A.) Exploration completed work on two projects in the Goodpaster District of Alaska, in the vicinity of Teck Cominco/Sumitomo’s Pogo Gold Deposit (5.5 million oz gold). In September, the Company released results of the diamond drilling program completed in June by AngloGold at the ER-Ogo-Fire property. Results of the 2161 metre, six hole program were encouraging, intersecting large areas of strong quartz-sericite-pyrite alteration enveloping multiple quartz-sulphide veins and vein breccias, some of which contain visible gold.  The drilling encountered 24 intersections of >1 g/t gold including one 20 centimetre-wide quartz vein which assayed 161.3 g/t gold. The alteration and frequency of veining are favourable indicators of Pogo-style mineralization. AngloGold finished the 2003 fieldwork with a geophysical survey and is planning additional drilling on the property in 2004.

At the Eagle, AngloGold completed groundwork consisting of prospecting and soil geochemistry to define targets for drilling in 2004. Results from the auger soil sampling program are very positive, with AngloGold planning a drill program in 2004. Elsewhere in the Pogo District, the Company signed a purchase agreement to acquire a 70% interest in the California-Surf properties from Western Keltic Mines Inc. The new agreement gives the Company 100% interest in strategically located properties immediately east of the Pogo property.

Barrick Gold Corporation continued surface exploration at the RDN property, 40 km northwest of Barrick’s prolific Eskay Creek Mine. Exploration at the RDN is targeting an Eskay-type precious metal-rich massive sulphide deposit. A program of mapping, prospecting and geochemical sampling continued into the third quarter. Barrick is currently assessing all data at the RDN to prioritize targets for 2004 programs. Drilling was unfortunately not undertaken as planned in 2003.

Great success was achieved at the Thorn project, in northwest British Columbia, with a significant new silver-gold discovery by partner Cangold Limited. An 874.5 metre (2869 feet) diamond drilling program targeted a north-trending, 100 m by 300 m area of highly anomalous silver, gold, arsenic, antimony, lead and zinc soil geochemistry in the Oban Breccia area. Discovery hole THN03-19 intersected 38.6 metres of mineralized breccia averaging 103.2 g/t silver and 1.22 g/t gold, including a 14.0 metre section averaging 190.0 g/t silver and 1.97 g/t gold. Four more holes were drilled on the same section to follow up on this discovery, outlining a zone of mineralized breccia approximately 60 metres in width that extends from surface to a depth of 100 metres. A fifth hole was drilled 20 metres to the northwest, intersecting the zone again. There is excellent potential to expand the Oban discovery in all directions.

Results were released from the William’s Gold Project where partner Stikine Gold drilled 11 holes totalling 2855 metres targeting a large coincident high resistivity and chargeability anomalies. Drilling within the geophysical anomaly failed to encounter significant gold grades, however, hole WG03-10 drilled in an area of known gold mineralization intersected a 6.9 metre zone of quartz vein and vein breccias that averaged 6.0 g/t gold as well as other intercepts of 10 g/t gold (2.9 m), and 12.8 g/t gold (1.6m). This hole was oriented to the southwest, cutting the mineralized zone at a more favourable angle, inferring that veining is oriented with a northwest trend and remains open along strike in this direction, and to the southeast.

The planned 2003 exploration program at the Tide property was not completed by our option partner, Plutonic Capital Inc. Near the end of the third quarter, Rimfire amended the option agreement with Plutonic extending the deadline to complete the first exploration program to the middle of 2004 for share considerations and by depositing with Rimfire the necessary funds to undertake this exploration. Subsequently, Plutonic has assigned their option to Serengeti Resources Inc. Both of these transactions are subject to regulatory acceptance.

Finally, Rimfire has undertaken new projects in the Yukon, where up to 75% of the costs will be funded by grants issued to Rimfire through the Yukon Mining Incentives Program. The Company will also be evaluating a number of reconnaissance-scale projects in BC through innovative partnerships with independent geologists and prospectors.

For more detail on Rimfire’s activities, please check out our website at www.rimfireminerals.com or call Jason Weber, Manager of Corporate Communications, or myself at 604-669-6660. Our website also details quality control and data verification measures for these projects.

On behalf of the Board of Directors:

“David A. Caulfield”

David A. Caulfield

President and CEO

December 11, 2003

Vancouver, B.C.

Management Discussion and Analysis

Overview

Rimfire Minerals Corporation is a gold-focused junior mineral explorer listed on the TSX Venture Exchange, trading under the symbol RFM. The Company also has a current 20F registration with the United States Securities and Exchange Commission (SEC file #0-31100) and is listed in the Standard and Poor’s Corporation Records.

Rimfire explores for precious and base metals in British Columbia, Yukon Territory and Alaska. The Company acquires early-stage exploration projects, and leverages exploration at later stages by bringing in joint venture partners to provide funding.

Mineral Property Interests

Summaries of these mineral properties are set out below. Additional details of acquisition and joint venture agreements are included in Note 5 of the Interim Financial Statements. Technical reports, pursuant to NI 43-101, have been filed on the System for Electronic Document Analysis and Retrieval (SEDAR) under project number 00561018.

RDN Property, British Columbia

The RDN Property is located in the Liard Mining Division of British Columbia approximately 120 kilometres northwest of Stewart, British Columbia and 40 kilometres north of the Eskay Creek Mine. The RDN property contains geological characteristics and mineral showings suggesting good potential for hosting precious metal enriched volcanogenic massive sulphide deposits analogous to the Eskay Creek Mine. The property is comprised of a total of 285 claim units and covers approximately 6,800 hectares. By agreement dated April 23, 2002 with Barrick Gold Company subsidiary, Homestake Canada Inc. (“Homestake”), Homestake was granted an option to acquire a 75% interest in the RDN Property. To date the Company has net mineral property costs of $802,510.

Thorn Property, British Columbia

The Thorn property consists of 454 mineral claim units, totaling 11,350 hectares in two neighboring properties, located in the Atlin Mining Division, approximately 120 kilometres northwest of Telegraph Creek. The Thorn property hosts silver, gold, and copper mineralization in veins and breccias representative of a high sulphidation epithermal environment. The Company signed an option agreement dated March 1, 2002 with Cangold Limited (“Cangold”), formerly called First Au Strategies Corp., under which Cangold can earn a 51% interest in the property. To date the Company has spent approximately $329,291 on the Thorn property.

William’s Gold Property, British Columbia

The William’s Gold property consists of 178 claim units covering approximately 4,450 hectares in Liard Mining Division, 330 kilometres north of Smithers. Mineralization at the property is diverse, however, the primary target area contains both high-grade gold-bearing quartz veins as well as broad low-grade gold mineralization with bulk mineable potential. The Company signed an option agreement dated December 18, 2002 with Stikine Gold Corporation (“Stikine”) under which Stikine can earn a 70% interest in the property in the property. The Company’s expenditures to date on the William’s Gold property are approximately $143,346.

Tide Property, British Columbia

The Tide property, located in the Skeena Mining Division, approximately 36 kilometres north of Stewart, consists of 86 claim units covering a group of precious metal-bearing polymetallic mineral occurrences. The Company signed an option agreement dated October 28, 2002 with Plutonic Capital Inc. (“Plutonic”) under which Plutonic can earn a 51% interest in the property. This agreement was amended October 20, 2003. To date the Company has net mineral property receipts of approximately $762 on the Tide property.

Goodpaster Projects, Alaska

The Company holds an interest in five mineral exploration properties in the Goodpaster Mining District of Alaska, through its wholly-owned subsidiary, Rimfire Alaska, Ltd. The targets being pursued on the Alaska properties are both low-grade stockwork style gold mineralization as well as narrow high-grade vein situations such as those defined at the nearby Pogo deposit of Teck-Cominco and Sumitomo. The Company currently owns 100% of the Bou, California-Surf and Scot properties. The ER-Ogo-Fire, and Eagle properties are covered by joint venture agreements with AngloGold (U.S.A.) Exploration Inc. The Alaska properties lie within east-central Alaska 65 kilometres northeast of Delta Junction. To date the Company has net mineral property costs of approximately $73,401 on the Alaska properties.

Additional Properties

The Adam property consists of 60 claim units in the Skeena Mining Division of northwest British Columbia, approximately 70 kilometres northwest of Stewart. Copper-gold mineralization investigated to date is thought to represent copper-gold porphyry style mineralization. To date the Company has net mineral property costs of $ 60,236 on the Adam property.

The Fer property is located in the Watson Lake Mining District of Yukon Territory, approximately 20 kilometres west of the town of Tungsten in the Northwest Territories and approximately 200 kilometres north of Watson Lake, Yukon Territory. Mineralization and the geochemical characteristics of the Fer property indicate plutonic-related stockwork gold mineralization. The Fer Property is comprised of a total of 118 mining claims covering approximately 2,450 hectares. To date the Company has spent approximately $ 92,218 on the Fer property.

The Simpson and Simpson extension properties consists of 42 mining claims located in the Watson Lake Mining District of Yukon Territory, 105 km northwest of Watson Lake, Yukon Territory. Company expenditures to date on the Simpson property are approximately $60,253. The geological setting and geochemical features of the Simpson property indicate potential for volcanogenic massive sulphide mineralization.

Results of Operations

For the third quarter of fiscal year 2003, Rimfire incurred a net loss of $144,171 compared to a loss of $173,896 during the comparable period in 2002. Most of this difference is attributable to decreased acquisition costs ($34,677 in 2003, $68,064 in 2002). Increased interest ($5,467 – 2003, $3,951 – 2002) and joint venture management revenues ($17,614 – 2003, $9,733– 2002) partially offset increased salaries (31,982 – 2003, 16,846– 2002) and management expense (20,974 – 2003, 12,197– 2002), Increased management expense reflects both the additional time senior staff dedicated to administration as well as contract assistance with financing contacts for the future.

For the nine months ended October 31, 2003, the net loss is $449,504 compared to the previous year where the loss was $396,210. Mineral property interests account for only $5,000 of this amount due to increased exploration expenditures ($228,981 - 2003, $164,304– 2002) offset by slightly lower acquisition costs for mineral property interests ($78,673 - 2003, $130,702– 2002) and increased property option proceeds ($130,000 – 2003, $99,678). The major difference is the increased expenditure on investor services ($77,572 compared to $44,311.) The company has a strong presence in certain sectors of the US markets. Maintaining this presence requires the company to attend major trade shows in New Orleans, San Francisco, New York and Las Vegas. Attendance at these trade shows and the Toronto PDAC also increases travel costs ($26,601 –2003, $16,557 – 2002.) Addition of a full-time vice president of exploration has resulted in an increase in salaries and support services ($73,096 compared to $50,177.)

Revenue is substantially higher during the current fiscal year ($49,802) compared to the same period in 2002 ($19,864) partly due to project management fee revenue generated by the joint venture with Cangold Limited for the Thorn project (2003 - 27,506, 2002 - 14,724.) Interest revenue accounted for the other half of the increased revenue. Interest for the current period ($22,296) compares to bank interest of $5,140 in 2002, reflecting the increase in the company’s treasury (2003 - $1, 071,689, 2002 - $1, 002,060) and investment for a longer period of time in the current fiscal year compared to the previous fiscal year. .

In the current period, no deduction has been taken for BC Mineral Exploration Tax Credit (METC) as expenditures are being applied to previous flow-through renunciations. Flow-through shares receive a similar tax credit such that any expenditure renounced to the individual is not eligible for METC.

As of October 31, 2003 Rimfire has working capital of $1,110,010 compared to $1,088,749 in 2002. The Company expects that current working capital will be sufficient for the 2003 and 2004 fiscal years at the budgeted levels of expenditure. In the event that additional funds are required, the Company will finance through the issuance of additional Common Shares from treasury.

Risk and Uncertainty

The business of mineral exploration is subject to a number of risks that are inherent to the search for economic metal deposits, including the cyclical nature of the mining industry itself. None of the Company’s properties are proven to host an economic orebody at this time. The search for deposits is very capital intensive, and the ability of the Company to raise capital may be influenced by factors outside of its control. Management personnel are the main assets of the company, as their expertise in this industry, ability to raise capital, and commitment to the company’s success are the major risk mitigating factors.

Outlook

Joint venture or option agreements are in place for the Company’s four major properties – RDN, Thorn, William’s Gold, and Tide and two of the five Goodpaster properties in Alaska. The Company will continue to look for joint venture partners for the Adam property in northern BC, the Fer property in the Yukon, and the wholly owned Bou, Scot and California-Surf claims in the Goodpaster district of Alaska.

RIMFIRE MINERALS CORPORATION

(the "Company")

TO ALL SHAREHOLDERS OF RIMFIRE MINERALS CORPORATION

Re:  Interim Financial Statements

The Company currently mails the enclosed 51-901 summary report to all shareholders who are listed in our database as well as all registered shareholders as reported by our transfer agent. National Instrument 54-102 of the Canadian Securities Administrators states that interim financial statements do not have to be mailed to shareholders unless specifically requested by the shareholder in writing.

In response to rising postage and printing costs, the Company has decided to mail the summary report only to those shareholders who specifically request it. The full 51-901 report is posted on our company website the same day that the report is mailed. In future, an email will be sent to all interested shareholders indicating that the report has been posted, with a link to the current interim financial report. A supplemental mailing list has been developed for shareholders who wish to receive the full interim financial report by mail.

Please indicate your preferences for receiving interim financial statements on the reply section of this letter then return it by mail or fax or email the same information to info@rimfire.bc.ca. If we do not receive instructions for delivery of interim financial statements we will remove your name from our distribution list.

For further information contact:

Rimfire Minerals Corporation

Telephone (604) 669-6660

700-700 West Pender Street

Facsimile (604) 669-0898

Vancouver, BC V6C 1G8

www.rimfireminerals.com

Email info@rimfire.bc.ca

......................................................................................................................................................

THIS FORM SHOULD BE COMPLETED ONLY BY

SHAREHOLDERS WHO WISH TO RECEIVE

INTERIM FINANCIAL STATEMENTS

TO:

RIMFIRE MINERALS CORPORATION  (CUSIP 766748)

I would like to receive interim reports:

  ☐ by mail – summary report

  ☐ by email – link to website.   Email address

  ☐ by mail – supplemental mailing list

Name:

Address:

Postal Code:

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RIMFIRE MINERALS CORPORATION
(Registrant)

By:              “David A. Caulfield”

David A. Caulfield, President

Date

December 11, 2003